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                            March 19, 2024

       Paul J. Lawrence
       Senior Vice President and Chief Financial Officer
       Commercial Metals Company
       6565 N. MacArthur Blvd.
       Irving, TX 75039

                                                        Re: Commercial Metals
Company
                                                            Form 8-K Filed
January 8, 2024
                                                            Response dated
March 14, 2024
                                                            File No. 001-04304

       Dear Paul J. Lawrence:

              We have reviewed your March 14, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 29,
       2024 letter.

       Form 8-K Filed January 8, 2024

       Exhibit No. 99.1, page 12

   1. Please refer to prior comment 2 of our letter dated February 29, 2024. Based on your
                                                        March 14, 2024
response, mill operational commissioning costs appear to be normal operating expenses
necessary to operate your business. As such, the adjustment to your non-GAAP financial
measures for these costs appears to be inconsistent with Question
                                                        100.01 of the
Compliance & Disclosure Interpretations on Non-GAAP Financial
                                                        Measures. Please revise
your presentations in future filings to remove this adjustment from your non-GAAP
financial measures.
 Paul J. Lawrence
FirstName
CommercialLastNamePaul   J. Lawrence
              Metals Company
Comapany
March       NameCommercial Metals Company
        19, 2024
March2 19, 2024 Page 2
Page
FirstName LastName
       Please contact Jeffrey Gordon at 202-551-3866 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing